Exhibit 99.1

NextGen Healthcare Announces Two New Directors to Join the Board and the Retirement of Director James Malone from the Board

Dr. Geraldine McGinty and Dr. Pamela S. Puryear Bring Substantial Experience in Strategy, Operations and Talent in the Healthcare Industry and Advance Board Diversity

ATLANTA—August 17, 2021 – NextGen Healthcare, Inc. (Nasdaq: NXGN), a leading provider of ambulatory-focused technology solutions, announced the appointment of Geraldine McGinty, MD, MBA, FACR to its Board of Directors effective August 11, 2021, and that Pamela S. Puryear, PhD, MBA will join the Board’s slate of director nominees for the 2021 Annual Meeting of Shareholders. With the Annual Meeting, James Malone will retire from the Board upon the conclusion of his service as a director.

“We are delighted to welcome Dr. McGinty and Dr. Puryear to the Board,” said NextGen Healthcare Chair, Jeffrey Margolis. “Each brings a unique perspective of the healthcare industry and the challenges and opportunities for improving care delivery. I am confident their diverse insights and expertise will greatly benefit the work we are doing to transform ambulatory care with leading technology solutions that empower both providers and their patients.”

Dr. McGinty said, “In my physician roles and as an advocate for patient-centered care, I have seen firsthand the influence technology and analytics can have in the ability to deliver quality healthcare, both effectively and cost efficiently. I am delighted to join the Board and lend my experiences to help ensure NextGen Healthcare is optimizing its capabilities and its success in driving improved clinical and financial outcomes.”

Dr. Puryear said, “NextGen Healthcare has an impressive record of innovation and highly engaged employees. I look forward to lending my experience from premier pharmaceutical and medtech companies to ensure continued focus on culture, leadership and organizational effectiveness strategies, which are essential to sustained industry leadership.”

Margolis continued, “On behalf of the Board, I thank Jim for his years of service and many contributions to NextGen Healthcare. His financial insights and experience in healthcare IT solutions helped define and guide the Company’s successful M&A strategy and market expansion. His collaboration on the Board will be missed. We wish him all the best with future opportunities.”

NextGen Healthcare’s Slate of Director Nominees for the 2021 Annual Meeting

With the changes announced today, the Company’s director slate for the 2021 Annual Meeting will include nine director candidates, including three diverse by gender and race. The slate includes:

•	Craig A. Barbarosh, independent director
•	George H. Bristol, independent director
•	Julie Klapstein, independent director
•	Jeffrey H. Margolis, independent director
•	Geraldine McGinty, independent director
•	Morris Panner, independent director
•	Pamela Puryear, independent director
•	Sheldon Razin, independent director
•	Lance E. Rosenzweig, independent director

As previously announced, the NextGen Healthcare 2021 Annual Meeting of Shareholders is scheduled to be held on October 13, 2021 at 10:00 a.m. Eastern. The meeting will be held at NextGen Healthcare’s corporate headquarters located at 3525 Piedmont Road, NE Building 6, Suite 700, Atlanta, GA, 30305.

Shareholders of record as of September 2, 2021 are eligible to vote and attend. Proxy materials and the 2021 Annual Report will be made available to shareholders of record and will also be posted on the Company's website.

Upon their joining the Board and as non-employee directors, Dr. McGinty and Dr. Puryear will receive compensation for their service pursuant to the Company’s standard compensation program for non-employee directors.

About Dr. Geraldine McGinty

A faculty member at Weill Cornell Medicine in New York City, Dr. McGinty serves several roles including Associate Professor of Clinical Radiology, as well as Chief Strategy Officer and Chief Contracting Officer for the Weill Cornell Medicine Physician Organization, which includes more than 1,600 members.  Her role as lead negotiator for managed care contracts at Weill Cornell Medicine incorporates both traditional fee for service agreements as well as value-based payment arrangements.

Her broad experience includes: serving as an advisor to the CPT Editorial Panel, the JCAHO and the National Quality Forum, chair of the American College of Radiology's Commission on Economics and radiology member of the AMA’s Relative Value Update Committee. In May 2018 she was elected as the Chair of the ACR's Board of Chancellors, the first woman to hold this office. She has also served as Managing Partner of a 70-physician multispecialty medical group on Long Island. She is currently a Non-Executive Director of IDA Ireland, the national foreign direct investment agency and serves on the Medical Advisory Board of Agamon, a healthcare technology start-up.

About Dr. Pamela S. Puryear

Dr. Puryear has served as Executive Vice President and Chief Human Resources Officer (CHRO) at Walgreens Boots Alliance; Senior Vice President and CHRO at Zimmer Biomet; and Chief Talent Office at both Pfizer and Hospira. In these global executive team roles, she has driven value creation through her expertise in human capital management, organizational transformation, innovation, and operational excellence. She began her career in financial services, before launching an independent Organization Development consulting practice working with clients in a number of industries including healthcare, consumer products and insurance.

Dr. Puryear is an influential thought leader who has received numerous honors including the 2021 “Elite 100” from Diversity Woman Magazine, and recognition in 2017 as one of the Most Powerful Executives in Corporate America and one of the Top 50 Most Powerful Women in Business from Black Enterprise Magazine, among others. She is a director for private and public companies Petplan and Rockley Photonics where she serves as the Chair of the Compensation Committee for both companies, and a former board member for several non-profit organizations. Dr. Puryear is also a member of the Advisory Council for the Healthcare Businesswomen’s Association (HBA), and a member of the Executive Leadership Council (ELC).

About NextGen Healthcare, Inc.

NextGen Healthcare, Inc. (Nasdaq: NXGN) is a leading provider of ambulatory-focused technology solutions. We are empowering the transformation of ambulatory care—partnering with medical, behavioral and dental providers in their journey to value-based care to make healthcare better for everyone. We go beyond EHR and PM. Our integrated solutions help increase clinical productivity, enrich the patient experience, and ensure healthy financial outcomes. We believe in better. Learn more at nextgen.com, and follow us on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Not a Proxy Solicitation

This communication is not a solicitation of proxies from any security holder of NextGen Healthcare.  NextGen Healthcare intends on filing a proxy statement with the U.S. Securities and Exchange Commission (the “SEC”), together with a WHITE proxy card, in connection with the Annual Meeting. WE URGE SHAREHOLDERS TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT NEXTGEN HEALTHCARE WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Shareholders will be able to obtain, free of charge, copies of the applicable proxy statement, any amendments or supplements thereto and any other documents when filed by NextGen Healthcare with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov), at NextGen Healthcare’s website (https://investor.nextgen.com), by emailing NXGNproxy@mackenziepartners.com or by calling MacKenzie Partners at (800) 322-2885.

Forward Looking Statements

This news release may contain forward-looking statements within the meaning of the federal securities laws, including but not limited to, statements regarding future events including but not limited to the COVID-19 pandemic, developments in the healthcare sector and regulatory framework, the Company's future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future (including, without limitation, statements concerning revenue, net income, and earnings per share). Risks and uncertainties exist that may cause the results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements and additional risks and uncertainties are set forth in Part I, Item A of our most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, including but not limited to: volatility and uncertainty in the global economy, financial markets and on our customers in light of the continuing COVID-19 pandemic, including the potential (i) slowdown or shutdown of preventive and elective medical procedures, (ii) delay in the contracting for additional products and services by our customers and (iii) delay in the sales cycle for new customers; a determination by the jury that the Company has liability in litigation advanced by a former director and shareholder; the volume and timing of systems sales and installations; length of sales cycles and the installation process; the possibility that products will not achieve or sustain market acceptance; seasonal patterns of sales and customer buying behavior; impact of incentive payments under The American Recovery and Reinvestment Act on sales and the ability of the Company to meet continued certification requirements; uncertainties related to the future impact of U.S. tax reform; the impact of governmental and regulatory agency investigations; the development by competitors of new or superior technologies; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; undetected errors or bugs in software; product liability; changing economic, political or regulatory influences in the health-care industry; changes in product-pricing policies; availability of third-party products and components; competitive pressures including product offerings, pricing and promotional activities; the Company's ability or inability to attract and retain qualified personnel; possible regulation of the Company's software by the U.S. Food and Drug Administration; changes of accounting estimates and assumptions used to prepare the prior periods' financial statements; disruptions caused by acquisitions of companies, products, or technologies; the extent to which the COVID-19 pandemic and measures taken in response thereto could adversely affect our financial condition and results of operations; and general economic conditions. A significant portion of the Company's quarterly sales of software product licenses and computer hardware is concluded in the last month of a fiscal quarter, generally with a concentration of such revenues earned in the final ten business days of that month. Due to these and other factors, the Company's revenues and operating results are very difficult to forecast. A major portion of the Company's costs and expenses, such as personnel and facilities, are of a fixed nature and, accordingly, a shortfall or decline in quarterly and/or annual revenues typically results in lower profitability or losses. As a result, comparison of the Company's period-to-period financial performance is not necessarily meaningful and should not be relied upon as an indicator of future performance. These forward-looking statements speak only as of the date hereof. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Contact

Tami Stegmaier

NextGen Healthcare, Inc.

(949) 237-6083

tstegmaier@nextgen.com

Investor Relations Contact

Matthew Scalo

(415) 370-9202

mscalo@nextgen.com

Additional Investor Contacts

Laurie Connell

lconnell@mackenziepartners.com

(212) 378-7071

Daniel Burch

dburch@mackenziepartners.com

(212) 929-5748